GARRISON CAPITAL INC.

1290 Avenue of the americas, suite 914
new york, new york 10104

August 21, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:Garrison Capital Inc.

File Number 814-00878

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), Garrison Capital Inc., a Delaware corporation (the “Company”) (File No. 814-00878), has today filed the following documents:

1.	a copy of the Company’s joint fidelity bond (the “Bond”), including a statement as to the period for which the premium has been paid (attached as Exhibit A);
2.

a certified copy of the resolutions of the board of directors of the Company, including a majority of directors who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Company, approving the amount, type, form and coverage of the Bond and the portion of the premium paid by the Company (attached as Exhibit B); and

3.	a copy of the joint fidelity bond agreement, by and among the Company and the other joint insureds (attached as Exhibit C).

If the Company were not named as an insured under the Bond, the Company would have maintained a single insured bond in the amount of at least $750,000 as required under paragraph (d) of Rule 17g-1.

Very truly yours,

Garrison Capital Inc.

By:	/s/ Daniel Hahn
Name:	Daniel Hahn
Title:	Chief Financial Officer

Exhibit A

Chubb Group of Insurance Companies

202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS
FINANCIAL INSTITUTION
BOND FORM B

NAME OF ASSURED (including its **Subsidiaries**):

GARRISON INVESTMENT GROUP LP

1290 AVENUE OF THE AMERICAS STE 914

NEW YORK, NY 10104

Bond Number: 82185547

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on August 7, 2019
to 12:01 a.m. on August 7, 2020

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3. SINGLE LOSS LIMITS OF LIABILITY - DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If **"Not Covered"** is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Dishonesty		
A. Employee	$ 10,000,000	$ 1,000,000
B. Trade or Loan	$ 10,000,000	$ 1,000,000
C. Partner	$ 10,000,000	$ 1,000,000
2. On Premises	$ 10,000,000	$ 1,000,000
3. In Transit	$ 10,000,000	$ 1,000,000
4. Forgery or Alteration	$ 10,000,000	$ 1,000,000
5. Extended Forgery	$ 10,000,000	$ 1,000,000
6. Counterfeit Money	$ 10,000,000	$ 1,000,000
7. Computer System	$ 10,000,000	$ 1,000,000
8. Facsimile Signature	$ 10,000,000	$ 1,000,000

ITEM 4. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

14-02-19952	17-02-0735	17-02-2335B	17-02-2371B
14-02-22992	17-02-0949	17-02-2342B	17-02-4934
14-02-9228	17-02-1426	17-02-2348B	17-02-5497
17-02-0692	17-02-2322B	17-02-2356B	FL-210928NY

ITEM 5. ORGANIZATIONS TO BE NOTIFIED OF TERMINATION:
N / a

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersigned by August 13, 2019

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)

Page 1 of 1

  Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:      Insuring Clauses      Dishonesty   1. A. Employee     Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any Employee, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee, or which acts were committed with the intent to cause the ASSURED to sustain such loss.   B. Trade or Loan   Loss resulting directly from dishonest acts of any Employee, committed  alone or in collusion with others except with a director or trustee of the  ASSURED who is not an Employee, which arises totally or partially from:   (1) any Trade, or   (2) any Loan,   provided, however, the ASSURED shall first establish that the loss was  directly caused by dishonest acts of any Employee which result in improper  personal financial gain to such Employee and which acts were committed  with the intent to cause the ASSURED to sustain such loss.   Notwithstanding the foregoing, when a loss is covered under this INSURING  CLAUSE and the Employee was acting in collusion with others and intended  to receive improper personal financial gain, but said Employee failed to  derive such improper personal financial gain, such loss will nevertheless be  covered under this INSURING CLAUSE as if the Employee had obtained  such improper personal financial gain provided that the ASSURED  establishes that the Employee intended to receive such improper personal  financial gain.   C. Partner   Loss, in excess of the Financial Interest in the ASSURED of a Partner, resulting directly from dishonest or fraudulent acts of such Partner, committed alone or in collusion with others, which acts must be committed with the intent:   (1) to cause the ASSURED to sustain such loss, and   (2) to obtain improper personal financial gain for such Partner and which acts in fact result in such Partner obtaining such gain.

Insuring Clauses      Dishonesty  (continued)    For the purpose of this INSURING CLAUSE, improper personal financial gain shall  not include salary, salary increases, commissions, fees, bonuses, promotions,  awards, profit sharing, incentive plans, pensions or other emoluments received by  a Partner or Employee.        On Premises   2. Loss of Property resulting directly from:     a. robbery, burglary, misplacement, mysterious unexplainable disappearance,  damage or destruction, or   b. false pretenses, or common law or statutory larceny, committed by a natural  person while on the premises of the ASSURED,   while the Property is lodged or deposited at premises located anywhere.   Those premises of depositories maintained by a stock exchange in which the  ASSURED is a member shall be deemed to be premises of the ASSURED but  only as respects loss of Certificated Securities.   Certificated Securities held by such depository shall be deemed to be Property  to the extent of the ASSURED'S interest therein as effected by the making of  appropriate entries on the books and records of such depository.      In Transit   3. Loss of Property resulting directly from common law or statutory larceny,  misplacement, mysterious unexplainable disappearance, damage or destruction,  while the Property is in transit anywhere:     a. in an armored motor vehicle, including loading and unloading thereof,   b. in the custody of a natural person acting as a messenger of the ASSURED,  or   c. in the custody of a Transportation Company and being transported in a  conveyance other than an armored motor vehicle provided, however, that  covered Property transported in such manner is limited to the following:   (1) written records,   (2) Certificated Securities issued in registered form, which are not  endorsed or are restrictively endorsed, or   (3) Negotiable Instruments not payable to bearer, which are not  endorsed or are restrictively endorsed.   Coverage under this INSURING CLAUSE begins immediately on the receipt of  such Property by the natural person or Transportation Company and ends  immediately on delivery to the premises of the addressee or to any representative  of the addressee located anywhere.

Insuring Clauses  (continued)      Forgery Or Alteration   4. Loss resulting directly from:     a. Forgery on, or fraudulent material alteration of, any Negotiable Instrument  (other than an Evidence of Debt), Acceptance, Withdrawal Order or  receipt for the withdrawal of Property, Certificate of Deposit or Letter of  Credit, or   b. transferring, paying or delivering any funds or other Property, or establishing  any credit or giving any value in reliance on any written instructions to the  ASSURED authorizing or acknowledging the transfer, payment, delivery or  receipt of funds or other Property which instructions fraudulently purport to  bear the handwritten signature of any customer of the ASSURED, financial  institution, or Employee, but which instructions either bear a Forgery or  have been fraudulently materially altered without the knowledge and consent  of such customer, financial institution, or Employee.   For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile  signature is treated the same as a handwritten signature.      Extended Forgery   5. Loss resulting directly from the ASSURED having, in good faith, for its own  account or the account of others:     a. acquired, sold or delivered, given value, extended credit or assumed liability,  in reliance on any original   (1) Certificated Security,   (2) deed, mortgage or other instrument conveying title to, or creating or  discharging a lien on, real property,   (3) Evidence of Debt,   (4) Instruction which   i. bears a Forgery, or   ii. is fraudulently materially altered, or   iii. is lost or stolen, or   b. guaranteed in writing or witnessed any signature on any transfer,  assignment, bill of sale, power of attorney, or endorsement upon or in  connection with any item listed in a.(1) through a.(4) above, or   c. acquired, sold or delivered, or given value, extended credit or assumed  liability in reliance on any item listed in a.(1) or a.(2) above which is a  Counterfeit Original.   Actual physical possession, and continued actual physical possession if taken as  collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a  Federal or State chartered deposit institution of the ASSURED is a condition  precedent to the ASSURED having relied on such items. Release or return of such  collateral is an acknowledgment by the ASSURED that it no longer relies on such  collateral.

Insuring Clauses      Extended Forgery  (continued)    For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile  signature is treated the same as a handwritten signature.        Counterfeit Money   6. Loss resulting directly from the receipt by the ASSURED in good faith of any  counterfeit Money.        Computer System   7. Loss resulting directly from fraudulent:   a. entries of data into, or     b. changes of data elements or programs within,   a Computer System, provided the fraudulent entry or change causes:   (1) funds or other property to be transferred, paid or delivered,   (2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or   (3) an unauthorized account or a fictitious account to be debited or  credited.      Facsimile Signature   8. Loss resulting directly from any issuer of securities, transfer agent, bank, banker or  trust company having received from the ASSURED or the New York Stock  Exchange, specimen copies of the ASSURED'S mechanically reproduced  facsimile signature and having acted in reliance upon any false, fraudulent or  unauthorized reproduction of such facsimile signature, whether such facsimile  signature is the facsimile signature duly adopted by the ASSURED or is one  resembling or purporting to be such facsimile signature, regardless of by whom or  by what means the same may have been imprinted, and whether or not such loss  is sustained by reason of the ASSURED having entered into an agreement to be  legally liable when such facsimile signature or one resembling or purporting to be  such facsimile signature is used, provided, however, that     a. such facsimile signature is used   (1) as the signature to an assignment or other instrument authorizing or  effecting the transfer of shares of stock, or other registered securities,  which may now or at any time hereafter be registered in the name of  the ASSURED on the books of the association, company or  corporation issuing the same, or   (2) as the signature to a power of substitution, designating a substitute or  substitutes to make the actual transfer on the books of the issuer of  shares of stock, or other registered securities, in respect of which the  ASSURED may now or at any time hereafter be named as an attorney  to effect said transfer, whether said power of substitution is embodied  in an endorsement on the certificate for said shares of stock or other  registered security or in a separate instrument, and   b. the New York Stock Exchange has not interposed any objections to the use  by the ASSURED of such facsimile signature and such agreement, if any,  was required by the said Exchange as a condition to its failing to interpose  any such objections, and

Insuring Clauses      Facsimile Signature  (continued)   c. this INSURING CLAUSE 8. shall not apply to any Certificated Security  which is a Counterfeit Original.        General Agreements      Joint Assured   A. Only the first named ASSURED shall be deemed to be the sole agent of the  others for all purposes under this Bond, including but not limited to the giving or  receiving of any notice or proof required to be given and for the purpose of  effecting or accepting any amendments to or termination of this Bond. Each and  every other ASSURED shall be conclusively deemed to have consented and  agreed that none of them shall have any direct beneficiary interest in or any right  of action under this Bond and neither this Bond nor any right of action shall be  assignable.     Knowledge possessed or discovery made by any ASSURED shall constitute  knowledge possessed or discovery made by all of the ASSUREDS for the  purposes of this Bond.   All losses and other payments, if any, payable by the COMPANY shall be payable  to the first named ASSURED without regard to such ASSURED'S obligations to  others, and the COMPANY shall not be responsible for the application by the first  named ASSURED of any payment made by the COMPANY. If the COMPANY  agrees to and makes payment to any ASSURED other than the one first named,  such payment shall be treated as though made to the first named ASSURED. The  COMPANY shall not be liable for loss sustained by one ASSURED to the  advantage of any other ASSURED.      Representations Made  By Assured   B. The ASSURED represents that all information it has furnished in the  APPLICATION for this Bond or otherwise is complete, true and correct. Such  APPLICATION and other information constitute part of this Bond.    The ASSURED must promptly notify the COMPANY of any change in any fact or  circumstance which materially affects the risk assumed by the COMPANY under  this Bond.     Any intentional misrepresentation, omission, concealment or incorrect statement of  a material fact, in the APPLICATION or otherwise, shall be grounds for recision of  this Bond.      Additional Offices Or  Employees - Consolidation,  Merger Or Purchase Or  Acquisition Of Assets Or  Liabilities - Notice To  Company   C. If the ASSURED, while this Bond is in force, merges or consolidates with, or  purchases or acquires assets or liabilities of another institution, the ASSURED  shall not have the coverage afforded under this Bond for loss which has:   (1) occurred or will occur on premises,   (2) been caused or will be caused by any employee, or

General Agreements      Additional Offices Or  Employees - Consolidation,  Merger Or Purchase Or  Acquisition Of Assets Or  Liabilities - Notice To  Company  (continued)   (3) arisen or will arise out of the assets or liabilities,   of such institution, unless the ASSURED:   a. gives the COMPANY written notice of the proposed consolidation, merger or  purchase or acquisition of assets or liabilities prior to the proposed effective  date of such action, and   b. obtains the written consent of the COMPANY to extend some or all of the  coverage provided by this Bond to such additional exposure, and     c. on obtaining such consent, pays to the COMPANY an additional premium.   Notwithstanding anything stated above to the contrary, the COMPANY hereby  agrees to provide coverage which shall be effective on the date of acquisition  under this Bond for those acquired institutions in which the ASSURED owns  greater than fifty percent (50%) of the voting stock or voting rights either directly or  through one or more of its subsidiaries for the remainder of the BOND PERIOD,  with no additional premium, provided the acquired institution meets all of the  following conditions:   i. the assets shall not exceed ten percent (10%) of the ASSURED'S  assets,   ii. there shall be neither any paid nor pending Bond claim for the three (3)  year period prior to the date of acquisition, and   iii. the ASSURED is not aware of any disciplinary action or proceeding by  State or Federal officials involving the acquired institution as of the  date of acquisition.   The COMPANY further agrees that as respects any acquisition that involves a  State or Federal regulatory assisted acquisition or assumption of assets and/or  liabilities, coverage shall be provided under this Bond for the remainder of the  BOND PERIOD as long as conditions i. and ii. above are met. As respects such  acquisition or assumption of assets and/or liabilities, coverage applies only to a  Single Loss fully sustained by the ASSURED on or after the date of such  acquisition or assumption. All of the circumstances, conditions or acts causing or  contributing to a Single Loss must occur on or after the date of such acquisition or  assumption for coverage to apply regardless of the time such loss is discovered by  the ASSURED.      Change Of Control -  Notice To Company   D. The ASSURED shall notify the COMPANY at the earliest practical moment, not to  exceed sixty (60) days, after the ASSURED learns of a change of control.     There shall be no coverage under this Bond for any loss involving a Partner or a  stockholder or affiliated group of stockholders that acquires control if such loss  occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

General Agreements      Change Of Control -  Notice To Company  (continued)    As used in this General Agreement, control means the power to determine the  management or policy of a controlling holding company or of the ASSURED by  virtue of partnership interest or voting stock ownership. A change in control, for the  purpose of the required notice, means:   (1) a change of twenty-five (25%) percent in the Financial Interest in the  ASSURED or Partners due to a realignment of such Partners' percentage  interest, or   (2) a change in ownership of voting stock or voting rights which results in direct  or indirect ownership by a stockholder or an affiliated group of stockholders  of ten (10%) percent or more of such stock or voting rights.        Notice To Company Of  Legal Proceedings Against  Assured - Election To  Defend   E. The ASSURED shall notify the COMPANY at the earliest practical moment, not to  exceed sixty (60) days after the ASSURED receives notice, of any legal  proceeding brought to determine the ASSURED'S liability for any loss, claim or  damage which, if established, would constitute a collectible loss under this Bond.  Concurrent with such notice, and as requested thereafter, the ASSURED shall  furnish copies of all pleadings and pertinent papers to the COMPANY.       The COMPANY may, at it sole option, elect to conduct the defense of all or part of  such legal proceeding. The defense by the COMPANY shall be in the name of the  ASSURED through attorneys selected by the COMPANY. The ASSURED shall  provide all reasonable information and assistance as required by the COMPANY  for such defense.     If the COMPANY elects to defend all or part of any legal proceeding, the court  costs and attorneys' fees incurred by the COMPANY and any settlement or  judgment on that part defended by the COMPANY shall be a loss under the  applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded  in the legal proceeding is greater than the amount recoverable under this Bond, or  if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for  court costs and attorney's fees incurred in defending all or part of such legal  proceeding is limited to the proportion of such court costs and attorneys' fees  incurred that the amount recoverable under this Bond bears to the total of the  amount demanded in such legal proceeding.   If the COMPANY declines to defend the ASSURED, no settlement without the  prior written consent of the COMPANY or judgment against the ASSURED shall  determine the existence, extent or amount of coverage under this Bond, and the  COMPANY shall not be liable for any costs, fees and expenses incurred by the  ASSURED.      Nominees   F. Loss sustained by any nominee organized by the ASSURED for the purpose of  handling certain of the ASSURED'S business transactions and composed  exclusively of its Employees shall, for all purposes under this Bond and whether  any partner of the nominee is concerned or implicated in such loss, be deemed to  be loss sustained by the ASSURED.

Conditions And  Limitations      Definitions   1. As used in this Bond:      a. Acceptance means a draft which the drawee has, by signature written on it,  engaged to honor as presented.   b. Certificate of Deposit means an acknowledgment in writing by a financial  institution of receipt of Money with an engagement to repay it.     c. Certificated Security means a share, participation or other interest in  property of, or an enterprise of, the issuer or an obligation of the issuer,  which is:   (1) represented by an instrument issued in bearer or registered form, and   (2) of a type commonly dealt in on securities exchanges or markets or  commonly recognized in any area in which it is issued or dealt in as a  medium for investment, and   (3) either one of a class or series or by its terms divisible into a class or  series of shares, participations, interests or obligations.   d. Computer System means a computer and all input, output, processing,  storage, off-line media libraries, and communication facilities which are  connected to the computer and which are under the control and supervision  of the operating system(s) or application(s) software used by the ASSURED.   e. Counterfeit Original means an imitation of an actual valid original which is  intended to deceive and be taken as the original.   f. Employee means:   (1) an officer of the ASSURED,   (2) a natural person while in the regular service of the ASSURED at any of  the ASSURED'S premises and compensated directly by the ASSURED  through its payroll system and subject to the United States Internal  Revenue Service Form W-2 or equivalent income reporting plans of  other countries, and whom the ASSURED has the right to control and  direct both as to the result to be accomplished and details and means  by which such result is accomplished in the performance of such  service,   (3) a guest student pursuing studies or duties in any of the ASSURED'S  premises,   (4) an attorney retained by the ASSURED and an employee of such  attorney while either is performing legal services for the ASSURED,   (5) a natural person provided by an employment contractor to perform  employee duties for the ASSURED under the ASSURED'S supervision  at any of the ASSURED'S premises,   (6) an employee of an institution merged or consolidated with the  ASSURED prior to the effective date of this Bond, or

Conditions And  Limitations      Definitions  (continued)   (7) a director or trustee of the ASSURED, but only while performing acts  within the scope of the customary and usual duties of any officer or  other employee of the ASSURED or while acting as a member of any  committee duly elected or appointed to examine or audit or have  custody of or access to Property of the ASSURED.    Each employer of persons as set forth in f.(4) or f.(5) preceding and the  partners, officers and other employees of such employers shall collectively  be deemed to be one person for the purpose of Section 1.s. below, and in  the event of payment under this Bond, the COMPANY shall be subrogated to  the ASSURED'S rights of recovery, as stated in Section 11., against any  such employer.     Employee does not mean any agent, broker, factor, commission merchant,  independent contractor not specified in f.(4) or f.(5) preceding, intermediary,  finder or other representative of the same general character who is not on  the ASSURED'S payroll system or who is not subject to the ASSURED'S  reporting to the United States Internal Revenue Service on a Form W-2 or  equivalent income reporting plans of other countries.   g. Evidence of Debt means an instrument, including a Negotiable  Instrument, executed by a customer of the ASSURED and held by the  ASSURED, which in the regular course of business is treated as evidencing  the customer's debt to the ASSURED.   h. Financial Interest in the ASSURED includes the financial interest of the  ASSURED'S general partner(s) or limited partner(s) included as Partner  under this Bond, committing dishonest acts covered by this Bond or  concerned or implicated in such acts, and means:   (1) as respects general partners, the value of all right, title and interest of  such general partner(s), determined as of the close of business on the  date of discovery of loss covered by this Bond, in the aggregate of:   (a) the "net worth" of the ASSURED which, for the purposes of this  Bond, shall be deemed to be the excess of its total assets over  its total liabilities, without adjustment to give effect to loss  covered by this Bond (except that credit balances and equities in  proprietary accounts of the ASSURED, which shall include  capital accounts of partners, investment and trading accounts of  the ASSURED, participations of the ASSURED in joint accounts,  and accounts of partners which are covered by agreements  providing for the inclusion of equities as partnership property,  shall not be considered as liabilities) with securities, spot  commodities, commodity future contracts in such proprietary  accounts and all other assets marked to market or fair value and  with adjustment for profits and losses at the market of contractual  commitments for such proprietary accounts of the ASSURED,  and

Conditions And  Limitations      Definitions  (continued)   (b) the value of all other Money, securities and property belonging to  such general partner(s), or in which such general partner(s) have  pecuniary interest, held by or in the custody of and legally  available to the ASSURED as set-off against loss covered by this  Bond, provided,    however, that if such "net worth" adjusted to give effect to loss covered by  this Bond and such value of all other Money, securities and property as set  forth in h.(1)(b) preceding, plus the amount of coverage afforded by this  Bond on account of such loss, is not sufficient to enable the ASSURED to  meet its obligations, including its obligations to its partners other than to such  general partner(s), then the Financial Interest in the ASSURED of such  general partner(s) shall be reduced in an amount necessary, or eliminated if  need be, in order to enable the ASSURED on payment of loss under this  Bond to meet such obligations, to the extent that such payment will enable  the ASSURED to meet such obligations, without any benefit accruing to such  general partner(s) from such payment, and     (2) as respects limited partners, the value of such limited partner's(s)  investment in the ASSURED.   i. Forgery means the signing of the name of another natural person with the  intent to deceive but does not mean a signature which consists in whole or in  part of one's own name, with or without authority, in any capacity for any  purpose.   j. Initial Transaction Statement means the first written statement signed by  or on behalf of the issuer of an Uncertificated Security sent to the  registered owner or registered pledgee containing:   (1) a description of the issue of which the Uncertificated Security is a  part, and   (2) the number of shares or units transferred to the registered owner,  pledged by the registered owner to the registered pledgee, or released  from pledge by the registered pledgee, and   (3) the name, address and taxpayer identification number, if any, of the  registered owner and registered pledgee, and   (4) the date the transfer pledge or release was registered.   k. Instruction means a written order to the issuer of an Uncertificated  Security requesting that the transfer, pledge or release from pledge of the  specified Uncertificated Security be registered.   l. Letter of Credit means an engagement in writing by a bank or other person  made at the request of a customer that the bank or other person will honor  drafts or other demands for payment in compliance with the conditions  specified in the engagement.   m. Loan means all extensions of credit by the ASSURED and all transactions  creating a creditor or lessor relationship in favor of the ASSURED, including  all purchase and repurchase agreements, and all transactions by which the  ASSURED assumes an existing creditor or lessor relationship.

Conditions And  Limitations      Definitions  (continued)   n. Money means a medium of exchange in current use authorized or adopted  by a domestic or foreign government as part of its currency.   o. Negotiable Instrument means any writing:   (1) signed by the maker or drawer, and   (2) containing an unconditional promise or order to pay a sum certain in  Money and no other promise, order, obligation or power given by the  maker or drawer, and     (3) is payable on demand or at a definite time, and   (4) is payable to order or bearer.   p. Partner means any general partner of the ASSURED and any limited  partner of the ASSURED who is also employed by the ASSURED.   q. Property means any Money; Certificated Security; Initial Transaction  Statement; Negotiable Instrument; Certificate of Deposit; Acceptance;  Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy;  abstract of title, deed and mortgage on real estate; revenue and other  stamps; precious metals in any form; and books of account and other  records recorded in writing, but not data processing records or media.   r. Securities means either Certificated Securities or Uncertificated  Securities.   s. Single Loss means all covered loss, including court costs and attorneys'  fees incurred by the COMPANY under General Agreement E., resulting  from:   (1) any one act of burglary, robbery or attempt at either, in which no  Partner or Employee is implicated, or   (2) any one act or series of related acts on the part of any natural person  resulting in damage, destruction, or misplacement of Property, or   (3) all acts other than those specified in s.(1) and s.(2), caused by any  natural person or in which such person is implicated, or   (4) any one event not specified in s.(1), s.(2) or s.(3).   t. Subsidiary means any organization that, at the inception date of this Bond,  is named in the APPLICATION or is created during the BOND PERIOD and  of which more than fifty percent (50%) of the outstanding securities or voting  rights representing the present right to vote for election of directors is owned  or controlled by the ASSURED either directly or through one or more of its  subsidiaries.   u. Trade means any purchase, exchange, or sale transaction, with or without  knowledge of the ASSURED, whether or not represented by any  indebtedness or balance shown to be due the ASSURED on any customer  account, actual or fictitious.

Conditions And  Limitations      Definitions  (continued)   v. Transportation Company means any organization which provides its own  or its leased vehicles for transportation or which provides freight forwarding  or air express services.   w. Uncertificated Security means a share, participation or other interest in  property of or an enterprise of the issuer or an obligation of the issuer, which  is:     (1) not represented by an instrument and the transfer of which is  registered on books maintained for that purpose by or on behalf of the  issuer, and   (2) of a type commonly dealt in on securities exchanges or markets, and   (3) either one of a class or series or by its terms divisible into a class or  series of shares, participations, interests or obligations.   x. Withdrawal Order means a non-negotiable instrument, other than an  instruction, signed by a customer of the ASSURED authorizing the  ASSURED to debit the customer's account in the amount of funds stated  therein.   For the purposes of these definitions, the singular includes the plural and the  plural includes the singular, unless otherwise indicated.      General Exclusions -  Applicable To All Insuring  Clauses   2. This Bond does not directly or indirectly cover:   a. loss not reported to the COMPANY in writing within sixty (60) days after  termination of this Bond as an entirety;     b. loss due to riot or civil commotion outside the United States of America and  Canada, or any loss due to military, naval or usurped power, war or  insurrection. This Section 2.b., however, shall not apply to loss which occurs  in transit in the circumstances recited in INSURING CLAUSE 3., provided  that when such transit was initiated there was no knowledge on the part of  any person acting for the ASSURED of such riot, civil commotion, military,  naval or usurped power, war or insurrection;   c. loss resulting from the effects of nuclear fission or fusion or radioactivity;   d. loss of potential income including, but not limited to, interest and dividends  not realized by the ASSURED or by any customer of the ASSURED;   e. damages of any type for which the ASSURED is legally liable, except  compensatory damages, but not multiples thereof, arising from a loss  covered under this Bond;   f. any costs, fees and expenses incurred by the ASSURED:   (1) in establishing the existence of or amount of loss covered under this  Bond, or   (2) as a party to any legal proceeding, even if such legal proceeding  results in a loss covered by this Bond;   g. loss resulting from indirect or consequential loss of any nature;

Conditions And  Limitations      General Exclusions -  Applicable To All Insuring  Clauses  (continued)   h. loss resulting from dishonest acts of any member of the Board of Directors or  Board of Trustees of the ASSURED who is not an Employee, acting alone  or in collusion with others;   i. loss, or that part of any loss, resulting solely from any violation by the  ASSURED or by any Partner or Employee:     (1) of any law regulating:   a. the issuance, purchase or sale of securities,   b. securities transactions on security or commodity exchanges or  the over the counter market,   c. investment companies,   d. investment advisors, or   (2) of any rule or regulation made pursuant to any such law;   j. loss of confidential information, material or data;   k. loss resulting from any actual or alleged:   (1) representation or advice, or   (2) warranty or guarantee as to the performance of any investment;   l. loss due to liability resulting from disclosure of or acting on material  nonpublic information;   m. loss resulting from transactions in a customer's account, whether authorized  or unauthorized, except loss resulting from the unlawful withdrawal and  conversion of Money, Securities or precious metals directly from a  customer's account and provided such unlawful withdrawal and conversion is  covered under INSURING CLAUSE 1; or   n. loss caused by any natural person, partnership or corporation engaged by  the ASSURED to perform data processing services.      Specific Exclusions -  Applicable To All Insuring  Clauses Except Insuring  Clause 1.   3. This Bond does not directly or indirectly cover:   a. loss caused by a Partner or Employee provided, however, this Section 3.a.  shall not apply to loss covered under INSURING CLAUSE 2. or 3. which  results directly from misplacement, mysterious unexplainable  disappearance, or damage or destruction of Property;     b. loss through the surrender of property away from premises of the ASSURED  as a result of a threat:   (1) to do bodily harm to any person, except loss of Property in transit in  the custody of any natural person acting as messenger of the  ASSURED, provided that when such transit was initiated there was no  knowledge by the ASSURED of any such threat, or   (2) to do damage to the premises or Property of the ASSURED;

Conditions And  Limitations      Specific Exclusions -  Applicable To All Insuring  Clauses Except Insuring  Clause 1.  (continued)   c. loss resulting from payments made or withdrawals from any account  involving erroneous credits to such account, unless such payments or  withdrawals are physically received by such depositor or representative of  such depositor who is within the office of the ASSURED at the time of such  payment or withdrawal, or except when covered under INSURING CLAUSE  1.;     d. loss involving any Uncertificated Security provided, however, this Section  3.d. shall not apply to INSURING CLAUSE 7.;   e. loss of property while in the mail;   f. damages resulting from any civil, criminal or other legal proceeding in which  the ASSURED is adjudicated to have engaged in racketeering activity. For  the purposes of this Section 3.f., "racketeering activity" is defined in 18  United State Code 1961 et seq., as amended;   g. loss resulting from the failure for any reason of a financial or depository  institution, its receiver or other liquidator to pay or deliver funds or Property  to the ASSURED provided, however, this Section 3.g. shall not apply to  Securities covered under INSURING CLAUSE 2.a.;   h. loss of Property while in the custody of a Transportation Company  provided, however, this Section 3.h. shall not apply to INSURING CLAUSE  3.;   i. loss resulting from entries or changes made by a natural person with  authorized access to a Computer System who acts in good faith on  instructions, unless such instructions are given to that person by a software  contractor or its partner, officer, or employee authorized by the ASSURED to  design, develop, prepare, supply, service, write or implement programs for  the ASSURED'S Computer System;   j. loss resulting directly or indirectly from the input of data into a Computer  System terminal device, either on the premises of a customer of the  ASSURED or under the control of such a customer, by a customer or other  person who had authorized access to the customer's authentication  mechanism;   k. loss resulting from the use of credit, debit, charge, access, convenience,  identification, cash management or other cards whether such cards were  issued, or purport to have been issued, by the ASSURED or by anyone other  than the ASSURED;   l. loss involving items of deposit which are not finally paid for any reason  including, but not limited to, forgery or any other fraud;   m. loss caused by any agent, broker, factor, commission merchant,  independent contractor, intermediary, finder or other representative of the  same general character of the ASSURED; or   n. loss caused by any employee, agent, broker, factor, commission merchant,  independent contractor, intermediary, finder or other representative of the same general character of any third party, while conducting business with  the ASSURED on behalf of such third party.

Conditions And  Limitations  (continued)      Specific Exclusions -  Applicable To All Insuring  Clauses Except Insuring  Clauses 1., 4., And 5.   4. This Bond does not directly or indirectly cover:   a. loss resulting from the complete or partial non-payment of or default on any  Loan whether such Loan was procured in good faith or through trick, artifice,  fraud or false pretenses provided, however, this Section 4.a. shall not apply  to INSURING CLAUSE 7;     b. loss resulting from forgery or any alteration;   c. loss involving a counterfeit provided, however, this Section 4.c. shall not  apply to INSURING CLAUSE 6; or   d. loss resulting from any Trade provided, however, this Section 4.d. shall not  apply to INSURING CLAUSE 7.      Limit Of Liability   Aggregate Limit Of  Liability   5. The COMPANY’S total cumulative liability for all Single Loss of all ASSUREDS  discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT  OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made  under the terms of this Bond shall reduce the unpaid portion of the AGGREGATE  LIMIT OF LIABILITY until it is exhausted.   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:   a. the COMPANY shall have no further liability for loss or losses regardless of  when discovered and whether or not previously reported to the COMPANY,  and   b. the COMPANY shall have no obligation under General Agreement E. to  continue the defense of the ASSURED, and on notice by the COMPANY to  the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been  exhausted, the ASSURED shall assume all responsibility for its defense at  its own cost.     The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be  increased or reinstated by any recovery made and applied in accordance with  Section 11. In the event that a loss of Property is settled by indemnity in lieu of  payment, then such loss shall not reduce the unpaid portion of the AGGREGATE  LIMIT OF LIABILITY.   Single Loss Limit Of  Liability    The COMPANY'S liability for each Single Loss shall not exceed the applicable  SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS  or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.  If a Single Loss is covered under more than one INSURING CLAUSE, the  maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT  OF LIABILITY.

Conditions And  Limitations  (continued)      Discovery   6. This Bond applies only to loss first discovered by an officer of the ASSURED  during the BOND PERIOD. Discovery occurs at the earlier of an officer of the  ASSURED being aware of:   a. facts which may subsequently result in a loss of a type covered by this Bond,  or   b. an actual or potential claim in which it is alleged that the ASSURED is liable  to a third party,    regardless of when the act or acts causing or contributing to such loss occurred,  even though the amount of loss does not exceed the applicable DEDUCTIBLE  AMOUNT or the Financial Interest in the ASSURED, or the exact amount or  details of loss may not then be known.        Notice To Company -  Proof - Legal Proceedings  Against Company   7. a. The ASSURED shall give the COMPANY notice at the earliest practicable  moment, not to exceed sixty (60) days after discovery of a loss, in an amount  that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated  in ITEM 3. of the DECLARATIONS.     b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to,  with full particulars, within six (6) months after such discovery.   c. Certificated Securities listed in a proof of loss shall be identified by  certificate or bond numbers, if issued with them.   d. Legal proceedings for the recovery of any loss under this Bond shall not be  brought prior to the expiration of sixty (60) days after the proof of loss is filed  with the COMPANY or after the expiration of twenty-four (24) months from  the discovery of such loss.   e. This Bond affords coverage only in favor of the ASSURED. No claim, suit,  action or legal proceeding shall be brought under this Bond by anyone other  than the ASSURED.      Deductible Amount   8. The COMPANY shall be liable under this Bond only for the amount by which any  Single Loss is greater than the applicable DEDUCTIBLE AMOUNT as stated in  ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable  SINGLE LOSS LIMIT OF LIABILITY. The DEDUCTIBLE AMOUNT is in addition to  the Financial Interest in the ASSURED as stated in Section 1.h.        Valuation   Books Of Account Or  Other Records   9. The value of any loss of Property consisting of books of account or other records  used by the ASSURED in the conduct of its business shall be the amount paid by  the ASSURED for blank books, blank pages, or other materials which replace the  lost books of account or other records, plus the cost of labor paid by the  ASSURED for the actual transcription or copying of data to reproduce such books  of account or other records.

Conditions And  Limitations  (continued)      Loan    The value of any loss or that portion of any loss resulting from a Loan shall be the  amount actually disbursed by the ASSURED to a borrower under such Loan  reduced by all amounts including, but not limited to, interest and fees received by  the ASSURED under all Loans to such borrower, whether or not part of any claim  under this Bond.   Money    Any loss of Money, or loss payable in Money, shall be paid in the Money of the  United States of America or the dollar equivalent of it, determined by the free  market rate of exchange in effect at the time of discovery of such loss.   Other Property    The value of any loss of Property, other than as stated above, shall be the actual  cash value or the cost of repairing or replacing such Property with property of like  quality and value, whichever is less.   Securities    The value of any loss of Securities shall be the average market value of such  Securities on the business day immediately preceding discovery of such loss  provided, however, that the value of any Securities replaced by the ASSURED,  with the consent of the COMPANY and prior to the settlement of any claim for  them, shall be the actual market value at the time of replacement. In the case of a  loss of interim certificates, warrants, rights or other Securities, the production of  which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges  immediately preceding their expiration if said loss is not discovered until after their  expiration. If no market price is quoted for such Securities or for such privileges,  the value shall be fixed by agreement of the parties.   Set-Off    Any loss covered under INSURING CLAUSE 1.A. shall be reduced by a set-off  consisting of the amount owed to the Employee causing the loss, whether or not  assigned to another.   Trade    The value of any loss or that portion of any loss resulting from a Trade shall be  reduced by the amount of commission and other amounts received by the  ASSURED as a result of such Trade.        Securities Settlement   10. In the event of a loss of Securities covered under this Bond, the COMPANY may,  at its sole discretion, purchase replacement Securities, tender the value of the  Securities in Money, or issue its indemnity to effect replacement Securities.       The indemnity required from the ASSURED under the terms of this Section  against all loss, cost or expense arising from the replacement of Securities by the  COMPANY'S indemnity shall be:     a. for Securities having a value less than or equal to the applicable  DEDUCTIBLE AMOUNT - one hundred (100%) percent;   b. for Securities having a value in excess of the applicable DEDUCTIBLE  AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY - the  percentage that the DEDUCTIBLE AMOUNT bears to the value of the  Securities;

Conditions And  Limitations      Securities Settlement  (continued)   c. for Securities having a value greater than the applicable SINGLE LOSS  LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and  portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the  value of the Securities.     The value referred to in Sections 10.a., b., and c. is the value in accordance with  Section 9., Valuation, regardless of the value of such Securities at the time the  loss under the COMPANY'S indemnity is sustained.   The COMPANY is not required to issue its indemnity for any portion of a loss of  Securities which is not covered by this Bond, however, the COMPANY may do so  as a courtesy to the ASSURED and at its sole discretion.   The ASSURED shall pay the proportion of the COMPANY'S premium charge for  the COMPANY'S indemnity as set forth in Sections 10.a., b., and c. No portion of  the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for  any indemnity purchased by the ASSURED to obtain replacement Securities.      Subrogation -  Assignment - Recovery   11. In the event of a payment under this Bond, the COMPANY shall be subrogated to  all of the ASSURED'S rights of recovery against any person or entity to the extent  of such payment. On request, the ASSURED shall deliver to the COMPANY an  assignment of the ASSURED'S rights, title and interest and causes of action  against any person or entity to the extent of such payment.     Recoveries, whether effected by the COMPANY or by the ASSURED, shall be  applied net of the expense of such recovery, in the following order:   a. first, to the satisfaction of the ASSURED'S covered loss which would  otherwise have been paid but for the fact that it is in excess of either the  SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,   b. second, to the COMPANY in satisfaction of amounts paid in settlement of  the ASSURED'S claim,   c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE  AMOUNT, and   d. fourth, to the ASSURED in satisfaction of any loss suffered by the  ASSURED which was not covered under this Bond.   Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a  recovery under this Section.

Conditions And  Limitations      Subrogation -  Assignment – Recovery  (continued)    This Bond does not afford coverage in favor of any Depository, and, in the event of  a payment under this Bond, the COMPANY shall be subrogated to the  ASSURED'S rights of recovery against any Depository.    To the extent that, under the rules of a Depository, the ASSURED is liable to such  Depository for a portion of the recovery received by the COMPANY, the  COMPANY will reimburse the ASSURED for the ASSURED'S liability for its  portion of such recovery up to, but not exceeding, the amount of the loss payment  by the COMPANY.        Cooperation Of Assured   12. At the COMPANY'S request and at reasonable times and places designated by  the COMPANY, the ASSURED shall:     a. submit to examination by the COMPANY and subscribe to the same under  oath, and   b. produce for the COMPANY'S examination all pertinent records, and   c. cooperate with the COMPANY in all matters pertaining to the loss.   The ASSURED shall execute all papers and render assistance to secure to the  COMPANY the rights and causes of action provided for under this Bond. The  ASSURED shall do nothing after loss to prejudice such rights or causes of action.      Termination   13. This Bond terminates as an entirety on the earliest occurrence of any of the  following:     a. immediately on the receipt by the COMPANY of a written notice from the  ASSURED of its decision to terminate this Bond, or   b. immediately on the appointment of a trustee, receiver or liquidator to act on  behalf of the ASSURED, or the taking over of the ASSURED by State or  Federal officials, or   c. immediately on the dissolution of the ASSURED, or   d. immediately on the taking over of the ASSURED by another entity, or   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or   f. immediately on expiration of the BOND PERIOD.   This Bond terminates as to any Partner or Employee:   (1) immediately on the ASSURED, or any of its Partners, directors,  trustees or officers not acting in collusion with such Partner or  Employee, learning of any dishonest act committed by such Partner  or Employee at any time, whether in the employment of the ASSURED  or otherwise, whether or not such act is of the type covered under this  Bond, and whether against the ASSURED or any other person or  entity, or

Conditions And  Limitations      Termination  (continued)   (2) fifteen (15) days after the receipt by the ASSURED of a written notice  from the COMPANY of its decision to terminate this Bond as to any  Partner or Employee.     Termination as to any Partner or Employee shall not apply if the dishonest  act occurred prior to the employment with the ASSURED and involved less  than $10,000.   Such termination, however, is without prejudice to the loss of any Property  then in transit in the custody of such Partner or Employee.   The COMPANY will mark its records to indicate that the organizations named in  ITEM 5. of the DECLARATIONS are to be notified promptly concerning termination  or substantial modification of this Bond as an entirety or as to any Partner or  Employee, whether such termination is effected by notice from the ASSURED or  by the COMPANY. The COMPANY will use its best efforts to so notify said  organizations, but failure to so notify shall not impair or delay the effectiveness of  any such termination.      Other Insurance   14. Coverage under this Bond shall apply only as excess over any other valid and  collectible insurance, indemnity or suretyship obtained by or on behalf of:     a. the ASSURED, or   b. a Transportation Company, or   c. another entity on whose premises the loss occurred or which employed the  person causing the loss or engaged the messenger conveying the Property  involved.      Employee Benefit Plans   15. All of the ASSURED'S employee benefit plans that qualify under Section 412 of  the Employee Retirement Income Security Act of 1974 (ERISA), are provided  bonding protection under INSURING CLAUSE 1., DISHONESTY, as required  under ERISA.        Conformity   16. If any limitation within this Bond is prohibited by any law controlling this Bond's  construction, such limitation shall be deemed to be amended so as to equal the  minimum period of limitation provided by such law.        Change Or Modification   17. This Bond or any instrument amending or affecting this Bond may not be changed  or modified orally. No change in or modification of this Bond shall be effective  except when made by written endorsement to this Bond signed by an authorized  representative of the COMPANY.

ENDORSEMENT/RIDER         Effective date of   this endorsement/rider: August 7, 2019                        FEDERAL INSURANCE COMPANY      Endorsement/Rider No. 1      To be attached to and   form a part of Policy No. 82185547     Issued to: GARRISON INVESTMENT GROUP LP         _____________________________________________________________________________________________      COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS      It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.         The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and  conditions of coverage.      All other terms, conditions and limitations of this Policy shall remain unchanged.                        Authorized Representative

ENDORSEMENT/RIDER      Effective date of   this endorsement/rider: August 7, 2019 FEDERAL INSURANCE COMPANY      Endorsement/Rider No. 2      To be attached to and   form a part of Bond No. 82185547      Issued to: GARRISON INVESTMENT GROUP LP      _________________________________________________________________________________   NEW YORK AMENDATORY ENDORSEMENT      In consideration of the premium charged, it is agreed that:      1. Any reference in the policy to the Superintendent of Insurance is hereby deleted and replaced with the  Superintendent of Financial Services.       2. Any reference in the policy to the Insurance Department is hereby deleted and replaced with the  Department of Financial Services.                The title and any headings in this endorsement/rider are solely for convenience and form no part of the  terms and conditions of coverage.      All other terms, conditions and limitations of this Bond shall remain unchanged.                     Authorized Representative

ENDORSEMENT/RIDER         Effective date of   this endorsement/rider: August 7, 2019                        FEDERAL INSURANCE COMPANY      Endorsement/Rider No. 3      To be attached to and   form a part of Bond No. 82185547     Issued to: GARRISON INVESTMENT GROUP LP      NEW YORK AMENDATORY – AMEND TERMINATION ENDORSEMENT   In consideration of the premium charged, it is agreed that this Bond is amended by deleting the sentence that begins  with “Termination as to any Partner or Employee shall not apply if” in Section 13. Termination and replacing it with  the following:   Termination as to any Partner or Employee shall not apply:   i. if the dishonest act occurred prior to employment with the ASSURED and involved less than $10,000, or  ii. to a Partner or Employee of an ASSURED that is located in New York, who is convicted of a fraudulent or  dishonest act prior to becoming employed by the ASSURED, and for which the ASSURED made a  determination to hire or retain such Partner or Employee utilizing the factors set forth in Correction Law  Article 23-A.    The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and  conditions of coverage.   All other terms, conditions and limitations of this Policy shall remain unchanged.         Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 4

Bond Number: 82185547

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

REVISE ITEM 3 ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 3. in its entirety in the DECLARATIONS and substituting the following:

"**ITEM 3.** SINGLE LOSS LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If **"Not Covered"** is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Dishonesty		
A. Employee	$10,000,000	$ 1,000,000
B. Trade or Loan	$10,000,000	$ 1,000,000
C. Partner	$10,000,000	$ 1,000,000
D. Customer's Capital	$10,000,000	$ 1,000,000
2. On Premises	$10,000,000	$ 1,000,000
3. In Transit	$10,000,000	$ 1,000,000
4. Forgery or Alteration	$10,000,000	$ 1,000,000
5. Extended Forgery	$10,000,000	$ 1,000,000
6. Counterfeit Money	$10,000,000	$ 1,000,000
7. Computer System	$10,000,000	$ 1,000,000
8. Facsimile Signature	$10,000,000	$ 1,000,000
9. Audit & Claims	$ 50,000	$ 0
Reward Expense	$ 10,000	$ 0
10. Extended Computer Systems	$10,000,000	$ 1,000,000
11. Voice Initiated Funds Transfer	$10,000,000	$ 1,000,000
12. Telefacsimile Instruction Fraud	$10,000,000	$ 1,000,000

This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 13, 2019

By [signature]
Authorized Representative

B-2 Bond
Form 17-02-0692 (Rev. 12-97)

Page 1

FEDERAL INSURANCE COMPANY       Endorsement No: 5       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP            PREMIUM ENDORSEMENT      It is agreed that:      1. The premium for this Bond for the period August 7, 2019 to August 7, 2020 is:          Premium: Thirty five thousand five hundred sixty one dollars 00/100 ($35,561.00)         2. It is further agreed that this premium is subject to change during this period if amendments are made  to this Bond at the request of the ASSURED.            This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.         Date: August 13, 2019     By               Authorized Representative

  FEDERAL INSURANCE COMPANY       Endorsement No: 6       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP             NAME OF ASSURED ENDORSEMENT      It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:      Garrison Investment Group LP   Garrison Bluebird Management LLC   Garrison BSL CLO 2018-1 Manager LLC   Garrison Capital Inc   Garrison Funding 2015-1 Manager LLC   Garrison Funding 2016-1 Manager LLC   Garrison Investment Group International Advisors LLP   Garrison Investment Management LLC   Garrison Loan Management LLC   Garrison Middle Market II GP LLC                       This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.      Date: August 13, 2019     By               Authorized Representative

ENDORSEMENT/RIDER      Effective date of   this endorsement/rider: August 7, 2019 FEDERAL INSURANCE COMPANY      Endorsement/Rider No. 7       To be attached to and    form a part of Bond No. BOND 82185547   Issued to: GARRISON INVESTMENT GROUP LP      __________________________________________________________________________________________   NEW YORK AMENDATORY ENDORSEMENT   It is agreed that this BOND is amended as follows:   1. By adding to Section 13., Termination, the following:   g. In Effect Sixty (60) Days Or Less   If this BOND has been in effect for less than sixty (60) days and if it is not a renewal BOND, the COMPANY may  terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any,  written notice of termination at least twenty (20) days before the effective date of termination.   h. In Effect More Than Sixty (60) Days   If this BOND has been in effect for sixty (60) days or more, or if it is a renewal of a BOND issued by the  COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the  authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date  of termination. Furthermore, when the BOND is a renewal or has been in effect for sixty (60) days or more, the  COMPANY may terminate only for one or more of the reasons stated in 1-7 below.   1. Nonpayment of premium;   2. Conviction of a crime arising out of acts increasing the hazard insured against;   3. Discovery of fraud or material misrepresentation in the obtaining of this BOND or in the presentation of a  claim thereunder;   4. Violation of any provision of this BOND that substantially and materially increases the hazard insured against,  and which occurred subsequent to inception of the current BOND PERIOD;   5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal  anniversary date of this BOND, which results in the property becoming uninsurable in accordance with the  COMPANY'S objective, uniformly applied underwriting standards in effect at the time this BOND was issued  or last renewed; or material change in the nature or extent of this BOND occurring after issuance or last  annual renewal anniversary date of this BOND, which causes the risk of loss to be substantially and  materially increased beyond that contemplated at the time this BOND was issued or last renewed;

6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the  COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public, or continuing the BOND  itself would place the COMPANY in violation of any provision of the New York Insurance Code; or    7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable  risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the  insurance proceeds.   Notice Of Termination   Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or  broker, if any, at the address shown on the DECLARATIONS of this BOND. The COMPANY, however, may  deliver any notice instead of mailing it.   Return Premium Calculations   The COMPANY shall refund the unearned premium computed pro rata if this BOND is terminated by the  COMPANY."   2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in  Parts c., d., e. or f. of that Section shall be considered to be a request by the ASSURED to immediately terminate  this BOND.   3. By adding a new Section reading as follows:   "Section 18. Election to Conditionally Renew / Nonrenew this BOND   Conditional Renewal   If the COMPANY conditionally renews this BOND subject to:   1. Change of limits of liability;   2. Change in type of coverage;   3. Reduction of coverage;   4. Increased deductible;   5. Addition of exclusion; or   6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with  insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall  send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.   Notices Of Nonrenewal And Conditional Renewal   1. If the COMPANY elects not to renew this BOND, or to conditionally renew this BOND as provided herein, the  COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one  hundred twenty (120) days before:   a. The expiration date; or   b. The anniversary date if this BOND has been written for a term of more than one year.

    2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this  BOND and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof  of notice.  3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or  another insurer has mailed or delivered written notice to the COMPANY that the BOND has been replaced or  is no longer desired."    4. By adding to General Agreement B., Representations Made by Assured, the following:   "No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the  COMPANY’S refusal to write this BOND."   This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.   All other terms, conditions and limitations of this Policy shall remain unchanged.         Authorized Representative

  FEDERAL INSURANCE COMPANY       Endorsement No.: 8       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP      ______________________________________________________________________________________   AMENDED CHANGE OF CONTROL - NOTICE TO COMPANY ENDORSEMENT   It is agreed that this Bond is amended by deleting in its entirety General Agreement D., Change of Control- Notice to Company, and substituting the following:   D. Change Of Control - Notice To Company   The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed ninety (90)  days, after the ASSURED learns of a change of control.   There shall be no coverage under this Bond for any loss involving a stockholder or affiliated group of  stockholders that acquired control if such loss occurs after the date such party acquired control and if  notice of such change in control is not received by the COMPANY within the ninety (90) day time  period.   As used in this General Agreement, control means the power to determine the management or policy  of a controlling holding company or of the ASSURED by virtue of partnership interest or voting stock  ownership. A change in control, for the purpose of the required notice, means a change in ownership  of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an  affiliated group of stockholders of twenty five percent (25%) or more of such stock or voting rights.         This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.         Date: August 13, 2019     By               Authorized Representative

  FEDERAL INSURANCE COMPANY       Endorsement No.: 9       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP      ______________________________________________________________________________________      AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT      It is agreed that this Bond is amended by adding to the definition of Employee in Section 1., Definitions, the  following:   (8) a natural person who resigns, retires or is terminated from the service of the ASSURED during the  BOND PERIOD provided that this applies:   a. for a period of ninety (90) days subsequent to such resignation, retirement or termination but not  beyond the date of expiration or termination of the Bond; and   b. if such resignation, retirement or termination has not arisen from or in connection with the  discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of  such person.               This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.         Date: August 13, 2019     By               Authorized Representative

  FEDERAL INSURANCE COMPANY       Endorsement No.: 10       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP      ______________________________________________________________________________________      AUDIT, CLAIMS AND REWARD EXPENSE ENDORSEMENT   It is agreed that this Bond is amended as follows:   1. By adding the following INSURING CLAUSE:   “9. Audit, Claims and Reward Expense   a. Reasonable expense incurred by the ASSURED for audits or examinations required by  State or Federal supervisory authorities to be conducted either by such authorities or by  independent accountants as the result of loss sustained by the ASSURED in excess of the  applicable DEDUCTIBLE AMOUNT. This INSURING CLAUSE applies solely to losses  covered under INSURING CLAUSE 1.   b. Reasonable expense incurred by the ASSURED, solely for independent firms or individuals  retained to determine the amount of loss, where:   (1) the loss is covered under the Bond, and   (2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.   c. Reasonable reward monies, not to exceed Ten Thousand Dollars ($10,000.) per event,  paid by the ASSURED for information leading to the capture or apprehension of any  persons who, while this Bond is in effect, shall have robbed any of the ASSURED’S  messengers, or robbed or burglarized any of the ASSURED’S premises, or shall have  made an attempt thereat.”   2. Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f.(1) does not apply to loss  covered under this INSURING CLAUSE.      This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.      Date: August 13, 2019     By               Authorized Representative

  FEDERAL INSURANCE COMPANY       Endorsement No.: 11       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP      ______________________________________________________________________________________      AUTOMATIC ACQUISITION PERCENTAGE THRESHOLD ENDORSEMENT      It is agreed that this Bond is amended by deleting in its entirety General Agreement C., Additional Offices or  Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice To Company,  and substituting the following:   ”C. Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition Of Assets or  Liabilities-Notice to Company   If the ASSURED, while this Bond is in force, merges or consolidates with, or purchases or acquires  assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under  this Bond for loss which has:   (1) occurred or will occur on premises,   (2) been caused or will be caused by any Employee, or   (3) arisen or will arise out of the assets or liabilities,   of such institution, unless the ASSURED:   a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or  acquisition of assets or liabilities prior to the proposed effective date of such action, and   b. obtains the written consent of the COMPANY to extend some or all of the coverage provided  by this Bond to such additional exposure, and   c. on obtaining such consent, pays to the COMPANY an additional premium.   Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide  coverage which shall be effective on the date of acquisition under this Bond for those acquired  institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting  rights either directly or through one or more of its subsidiaries for the remainder of the BOND  PERIOD, with no additional premium, provided the acquired institution meets all of the following  conditions:   i. the assets shall not exceed twenty five percent (25%) of the ASSURED’S assets,   ii. there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the  date of acquisition, and   iii. the ASSURED is not aware of any disciplinary action or proceeding by State or Federal  officials involving the acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a State or Federal  regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided  under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are  met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to  a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or  assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss  must occur on or after the date of such acquisition or assumption for coverage to apply regardless of  the time such loss is discovered by the ASSURED.’                                          This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.            Date: August 13, 2019     By               Authorized Representative

  FEDERAL INSURANCE COMPANY       Endorsement No.: 12       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP      ______________________________________________________________________________________      EXTENDED COMPUTER SYSTEMS ENDORSEMENT      It is agreed that this Bond is amended as follows:   1. By adding the following Insuring Clause:    “10. Extended Computer Systems   A. Electronic Data, Electronic Media, Electronic Instruction   Loss resulting directly from:   (1) the fraudulent modification of Electronic Data, Electronic Media or Electronic  Instruction being stored within or being run within any system covered under this  INSURING CLAUSE,   (2) robbery, burglary, larceny or theft of Electronic Data, Electronic Media or  Electronic Instructions,   (3) the acts of a hacker causing damage or destruction of Electronic Data, Electronic  Media or Electronic Instruction owned by the ASSURED or for which the  ASSURED is legally liable, while stored within a Computer System covered under  this INSURING CLAUSE, or   (4) the damage or destruction of Electronic Data, Electronic Media or Electronic  Instruction owned by the ASSURED or for which the ASSURED is legally liable  while stored within a Computer System covered under INSURING CLAUSE 10.,  provided such damage or destruction was caused by a computer program or similar  instruction which was written or altered to intentionally incorporate a hidden  instruction designed to damage or destroy Electronic Data, Electronic Media, or  Electronic Instruction in the Computer System in which the computer program or  instruction so written or so altered is used.

B. Electronic Communication   Loss resulting directly from the ASSURED having transferred, paid or delivered any  funds or property, established any credit, debited any account or given any value on the  faith of any electronic communications directed to the ASSURED, which were  transmitted or appear to have been transmitted through:   (1) an Electronic Communication System,   (2) an automated clearing house or custodian, or   (3) a Telex, TWX, or similar means of communication,   directly into the ASSURED'S Computer System or Communication Terminal, and  fraudulently purport to have been sent by a customer, automated clearing house,  custodian, or financial institution, but which communications were either not sent by said  customer, automated clearing house, custodian, or financial institution, or were  fraudulently modified during physical transit of Electronic Media to the ASSURED or  during electronic transmission to the ASSURED'S Computer System or  Communication Terminal.   C. Electronic Transmission   Loss resulting directly from a customer of the ASSURED, any automated clearing house,  custodian, or financial institution having transferred, paid or delivered any funds or property,  established any credit, debited any account or given any value on the faith of any electronic  communications, purporting to have been directed by the ASSURED to such customer,  automated clearing house, custodian, or financial institution initiating, authorizing, or  acknowledging, the transfer, payment, delivery or receipt of funds or property, which  communications were transmitted through:   (1) an Electronic Communication System,   (2) an automated clearing house or custodian, or   (3) a Telex, TWX, or similar means of communication,   directly into a Computer System or Communication Terminal of said customer,  automated clearing house, custodian, or financial institution, and fraudulently purport to  have been directed by the ASSURED, but which communications were either not sent by  the ASSURED, or were fraudulently modified during physical transit of Electronic Media  from the ASSURED or during electronic transmission from the ASSURED'S Computer  System or Communication Terminal, and for which loss the ASSURED is held to be  legally liable.”

2. By adding to Section 1., Definitions, the following:

"y. **Communication Terminal** means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. **Communication Terminal** does not mean a telephone.

z. **Electronic Communication System** means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

aa. **Electronic Data** means facts or information converted to a form usable in **Computer Systems** and which is stored on **Electronic Media** for use by computer programs.

bb. **Electronic Instruction** means computer programs converted to a form usable in a **Computer System** to act upon **Electronic Data**.

cc. **Electronic Media** means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded."

3. By adding the following Section after Section 4., Specific Exclusions-Applicable to All Insuring Clauses Except Insuring Clauses 1., 4., and 5.:

"Section 4.A. Specific Exclusions-Applicable to Insuring Clause 10.

This Bond does not directly or indirectly cover:

a. loss resulting directly or indirectly from **Forged**, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of **Electronic Data**;

b. loss of negotiable instruments, securities, documents or written instruments except as converted to **Electronic Data** and then only in that converted form;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Electronic Media** failure or breakdown or any malfunction or error in programming or error or omission in processing;

d. loss resulting directly or indirectly from the input of **Electronic Data** at an authorized electronic terminal of an **Electronic Funds Transfer System** or a **Customer Communication System** by a person who had authorized access from a customer to that customer's authentication mechanism; or

e. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f. loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE."

B-2 Bond
Form 17-02-2356 (Ed. 1-02) Page 3

4. By adding to section 9., Valuation, the following:   “Electronic Data, Electronic Media, Or Electronic Instruction   In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used  by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are  actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the  same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for  the actual transcription or copying of data which shall have been furnished by the ASSURED in order to  reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the  applicable SINGLE LOSS LIMIT OF LIABILITY.   However, if such Electronic Data can not be reproduced and said Electronic Data represents  Securities or financial instruments having a value, then the loss will be valued as indicated in the  SECURITIES and OTHER PROPERTY paragraphs of this Section.”                  This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.      ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.   Date: August 13, 2019     By               Authorized Representative

  FEDERAL INSURANCE COMPANY       Endorsement No.: 13       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP      ______________________________________________________________________________________      VOICE INITIATED FUNDS TRANSFER INSTRUCTION ENDORSEMENT   It is agreed that this Bond is amended as follows:   1. By adding the following INSURING CLAUSE:   "11. Voice Initiated Funds Transfer Instruction   Loss resulting directly from the ASSURED having transferred any funds on the faith of any  Voice Initiated Funds Transfer Instruction made by a person purporting to be:   a. a Customer, or   b. an authorized representative of the Customer, or   c. an Employee who was authorized by the ASSURED to instruct other Employees to  transfer funds,   provided, however, such instructions were received by an Employee specifically designated to  receive and act upon such instructions, and such acts were committed by said person for the  purpose of making an improper personal financial gain for such person or any other person.   The following conditions are precedent to coverage under this INSURING CLAUSE:   a. The ASSURED will record all Voice Initiated Funds Transfer Instruction. The  ASSURED, however, shall not be deprived of coverage under this INSURING CLAUSE if  at the time of filing proof of loss, as set forth in Section 7. of this Bond, the ASSURED is unable to produce such electronic recordings solely because of failure of the electronic  recording equipment to audibly record such instructions.   b. The ASSURED shall verify all Voice Initiated Funds Transfer Instruction in excess of  the DEDUCTIBLE AMOUNT stated in ITEM 3 of the DECLARATIONS by a direct  electronically recorded call back to the Customer when such instructions:   (1) involve a request to transfer funds to other than the Customer's account,   (2) are non-repetitive, or   (3) are not in accordance with the parameters contained in the written voice initiated funds  transfer agreement between the ASSURED and the Customer.”

2. By adding to Section 1., Definitions, the following:   “dd. Customer means any corporation, partnership, proprietor, trust or individual having an account  with the ASSURED and which has a written agreement with the ASSURED for Voice Initiated  Funds Transfer Instructions."   ee. Voice Initiated Funds Transfer Instruction means those oral instructions authorizing the  transfer of funds in a Customer's account to a financial institution for credit to accounts  designated by the Customer:   (1) made over the telephone;   (2) directed to those Employees specifically authorized by the ASSURED to receive such  instructions by telephone at the ASSURED's offices;   (3) which were electronically recorded.”   3. By adding to Section 7., Notice To Company-Proof-Legal Proceedings Against Company, the following:   "f. Proof of loss involving Voice Initiated Funds Transfer Instructions shall include electronic  recordings of such instructions."               This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.         ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.            Date: August 13, 2019     By               Authorized Representative

  FEDERAL INSURANCE COMPANY       Endorsement No.: 14       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP      ______________________________________________________________________________________   TELEFACSIMILE INSTRUCTION ENDORSEMENT   It is agreed that this Bond is amended as follows:   1. By adding the following INSURING CLAUSE:   “12. Telefacsimile Instruction   Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or  other Property or established any credit, debited any account or given any value on the faith of  any fraudulent instructions sent by a Customer, financial institution or another office of the  ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or other Property or the establishment of a credit or the  debiting of an account or the giving of value by the ASSURED where such Telefacsimile  instructions:   a. bear a valid test key exchanged between the ASSURED and a Customer, another  financial institution or another office of the ASSURED with authority to use such test key  for Telefacsimile instructions in the ordinary course of business, but which test key has  been wrongfully obtained by a person who was not authorized to initiate, make, validate  or authenticate a test key arrangement, and   b. fraudulently purport to have been sent by such Customer, financial institution or another  office of the ASSURED when such Telefacsimile instructions were transmitted without  the knowledge or consent of such Customer, financial institution or other office of the  ASSURED by a person other than such Customer, financial institution or other office of  the ASSURED and which bear a Forgery of a signature,    provided that the Telefacsimile instruction was verified by a direct call back to an employee of  the financial institution or a person thought by the ASSURED to be the Customer, or an  employee of another office of the ASSURED.”

2. By adding to Conditions and Limitation, Section 1., Definitions, the following:   “ff. Customer means any corporation, partnership, proprietor, trust or natural person having an  account with the ASSURED and having a written agreement with the ASSURED for  Telefacsimile instructions.   gg. Telefacsimile means a system of transmitting written documents by electronic signals over  telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a  copy of said document. Telefacsimile does not mean electronic communication sent by Telex  or similar means of communication, or through an electronic communication system or through  an automated clearing house.”   3. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause  1., the following:   “o. loss resulting directly or indirectly from Telefacsimile instructions provided, however, this  exclusion 3. o shall not apply to this INSURING CLAUSE 12.”                     This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.   ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.   Date: August 13, 2019     By               Authorized Representative

  FEDERAL INSURANCE COMPANY       Endorsement No.: 15       Bond Number: 82185547      NAME OF ASSURED: GARRISON INVESTMENT GROUP LP      ______________________________________________________________________________________   AMENDED EXTENDED FORGERY ENDORSEMENT   It is agreed that this Bond is amended by deleting INSURING CLAUSE 5., Extended Forgery, in its entirety  and substituting the following:   5. Extended Forgery   Loss resulting directly from the ASSURED having, in good faith, for its own account or the account  of others:   a. acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on  any original   (1) Certificated Security,   (2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien  on, real property,   (3) Evidence of Debt, or   (4) Instruction   which   i. bears a Forgery, or   ii. is fraudulently materially altered, or   iii. is lost or stolen, or   b. guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale,  power of attorney, or endorsement upon or in connection with any item listed in a.(1) through  a.(4) above, or   c. acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on  any item listed in a.(1) or a.(2) above which is a Counterfeit Original.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items  listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of  the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return  of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.   For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the  same as a handwritten signature.   This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2019.   ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.   Date: August 13, 2019     By               Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: August 7, 2019

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 16

To be attached to and
form a part of Policy No. 82185547

Issued to: GARRISON INVESTMENT GROUP LP

ENHANCED FIDELITY ENDORSEMENT FOR ASSET MANAGERS

(Including Funds Transfer and Social Engineering Fraud)

In consideration of the premium charged, it is agreed that solely with respect to the coverage afforded under this Endorsement:

(1) ITEM 3 of the DECLARATIONS is amended to include the following:

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.D. Customer's Capital	$10,000,000	$1,000,000
7.A. Computer System Fraud	$	$
7.B. Customer's Funds Transfer and Social Engineering Fraud	$	$
7.C.(1) & 7.C.(2) Assured's Funds Transfer and Social Engineering Fraud Without **Official Authorization**	$	$
7.C.(1) & 7.C.(2) Assured's Funds Transfer and Social Engineering Fraud With **Official Authorization**	$	$
7.C.(3) Assured's Funds Transfer and Social Engineering Fraud	$	$
Official Authorization Threshold	$	
7.D. Computer Investigations Expense	$	$
7.E. Computer Extortion	$	$

FL-210928NY (07/2018)

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(2) The following is added to Insuring Clause 1., Dishonesty:  D. Customer’s Capital    Loss of Customer’s Capital, including loss of Customer’s Capital held by the ASSURED in its capacity as a  fiduciary of Customer’s Capital, resulting directly from the dishonest acts of an Employee, committed  anywhere and whether committed alone or in collusion with others and which results in improper personal  financial gain to either such Employee or other natural person acting in collusion with such Employee and  which acts were committed with the intent to cause the Customer to sustain such loss.   (3) The last full paragraph of Insuring Clause 1. Dishonesty, is deleted and replaced with the following:   For the purpose of this INSURING CLAUSE, improper personal financial gain shall not include salary, salary  increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions, gains  on any investments, or other emoluments which have been, are being, or would be received by an  Employee.   (4) Insuring Clause 4., Forgery Or Alteration, is deleted and replaced with the following:   4. Loss resulting directly from:   a. Forgery on, or fraudulent material alteration of, any Written and Original: Negotiable Instrument  (other than an Evidence of Debt), Acceptance, Withdrawal Order or receipt for the withdrawal of  Property, Certificate of Deposit or Letter of Credit, or   b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any  value in reliance on any Written and Original instructions to the ASSURED authorizing or  acknowledging the transfer, payment, delivery or receipt of funds or other Property which instructions  fraudulently purport to bear the handwritten signature of any Customer of the ASSURED, financial  institution, or Employee, but which instructions either bear a Forgery or have been fraudulently  materially altered without the knowledge and consent of such Customer, financial institution, or  Employee,   but only to the extent the Forgery or alteration directly causes the loss.   Actual physical possession of the items listed in 4.a. and 4.b. above by the ASSURED is a condition  precedent to the ASSURED’s having relied on the items.   For the purpose of this INSURING CLAUSE, a reproduction of a handwritten signature is treated the  same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a  handwritten signature.   (5) Insuring Clause 5., Extended Forgery is deleted and replaced with the following:   5. Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of  others:   a. acquired, sold or delivered, given value, extended credit or assumed liability, in reliance on any  Written and Original:   (1) Certificated Security,   (2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real  property,   (3) Evidence of Debt,   (4) Instruction   which   i. bears a Forgery, but only to the extent the Forgery directly causes the loss, or   ii. is fraudulently materially altered but only to the extent the alteration directly causes the loss,  or

iii. is lost or stolen, or   b. guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of  attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or   c. acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item  listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit  Original directly causes the loss.   Actual physical possession, and continued actual physical possession if taken as collateral, of the items  listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of  the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return  of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.   For the purpose of this INSURING CLAUSE, a reproduction of a handwritten signature is treated the  same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a  handwritten signature.   (6) Insuring Clause 7., Computer System, is deleted and replaced with the following:   7. A. Computer System Fraud   Loss resulting directly from the fraudulent: a. entry of Electronic Data into; or b. change of  Electronic Data or Electronic Instructions within the ASSURED’s Computer System, provided  such fraudulent entry or change causes:   (1) Property to be transferred, paid or delivered,  (2) an account of the ASSURED or of its Customer to be added, deleted, debited, or credited, or  (3) an unauthorized account or a fictitious account to be debited or credited.    B. Customer’s Funds Transfer and Social Engineering Fraud   Loss resulting directly from the fraudulent: a. transfer; b. payment; or c. delivery of Property on the  faith of a Command purportedly issued by:   (1) the Customer;   (2) the ASSURED to such Customer; or   (3) the ASSURED to a financial institution directing such financial institution to transfer, pay or deliver  Property from any account maintained by such Customer at such financial institution;   but which Command was, in fact, fraudulently issued or fraudulently modified without the  ASSURED’s or Customer’s knowledge.   C. Assured’s Funds Transfer and Social Engineering Fraud   Loss resulting directly from the fraudulent: a. transfer; b. payment; or c. delivery of an ASSURED’s  Property on the faith of a Command purportedly issued by:   (1) an employee of a Vendor who is authorized by the ASSURED to instruct an Employee to  transfer Property or change bank account information of such Vendor;  (2) a director, officer, partner, member or sole proprietor of the ASSURED or other Employee who is  authorized by the ASSURED to instruct another Employee to transfer Property; or  (3) the ASSURED, and issued to a financial institution directing such financial institution to transfer,  pay or deliver Property from an account maintained by such ASSURED at such financial  institution;    but which Command was, in fact, fraudulently issued or fraudulently modified without the  ASSURED’s knowledge or without the knowledge of any such natural person described in 7.C.(1) or  7.C.(2) above.

D. Computer Investigations Expense   Reasonable expenses incurred by the ASSURED to investigate loss sustained by the ASSURED in  excess of the applicable DEDUCTIBLE AMOUNT and covered solely under INSURING CLAUSE 7.A,  7.B, and 7.C.   E. Computer Extortion    Loss resulting directly from the ASSURED having surrendered any funds or property to a person  other than an Employee of the ASSURED where such person has gained or alleges to have gained  unauthorized access to the ASSURED’s Computer System and threatens to cause the ASSURED to  transfer, pay or deliver any funds or property using the ASSURED’s Computer System, provided,  however, that before surrendering any funds or property:   a. the ASSURED makes every reasonable effort to conduct and contemporaneously documents an  investigation which provides a reasonable basis for concluding such threat is technologically  credible; and  b. the ASSURED reports such threat to the Federal Bureau of Investigation or other law  enforcement agency having jurisdiction over such matters and reasonably complies with the  recommendations, instructions or suggestions of such law enforcement agency.    (7) General Agreement C., Additional Offices Or Employees – Consolidation, Merger, Or Purchase Or Acquisition  Of Assets Or Liabilities – Notice To Company, is deleted and replaced with the following:   ACQUISITION OF, OR MERGER WITH, ANOTHER ENTITY   (1) If during the BOND PERIOD, the ASSURED forms a new Subsidiary or acquires Management Control  of any entity or organization such that it becomes a Subsidiary, the COMPANY hereby agrees to provide  coverage under this Bond, effective on the date the ASSURED forms such new Subsidiary or acquires  Management Control of such new Subsidiary and for the remainder of the BOND PERIOD, with no  additional premium, provided the entity meets all of the following conditions:   a. its assets under management shall not exceed twenty five percent 25.00% of the assets under  management of the ASSURED first named on the Declarations at the time of the acquisition of  Management Control,   b. it has not had any Bond claim for the three (3) year period prior to the date of acquisition, and   c. it is not the subject of any disciplinary action or proceeding by Federal, state, or local, officials, or  foreign equivalent positions, as of the date of acquisition of which the ASSURED is aware.   (2) If during the BOND PERIOD, the ASSURED forms a new Subsidiary or acquires Management Control  of any entity or other organization such that it becomes a Subsidiary and such Subsidiary does not  meet all of the conditions listed in C. (1) above, or the ASSURED otherwise merges or consolidates with  another entity such that the ASSURED is the surviving entity, then such Subsidiary or merged or  consolidated entity shall be an ASSURED under this Bond for thirty (30) days from the effective date of  the formation, acquisition, merger or consolidation unless the ASSURED has:   a. given the COMPANY written notice of the formation, acquisition, merger or consolidation prior to the  proposed effective date of such action, and   b. obtained the written consent of the COMPANY to extend some or all of the coverage provided by this  Bond to such additional exposure, and   c. on obtaining such consent, has paid the COMPANY an additional premium if requested by the  COMPANY.   Coverage for any entity described in C.(2) above, and for any employee, shall be subject to such  additional or different terms, conditions and limitations of coverage as the COMPANY in its sole and  absolute discretion may require.   If the ASSURED fails to give such notice as required in paragraph C.(2), or fails to pay the additional  premium required by the COMPANY, then coverage for such new Subsidiary or merged or consolidated entity and any employees thereof shall terminate with respect to any Bond claim made more than thirty  (30) days after the effective date of such creation, acquisition, merger or consolidation.   (8) General Agreement D., Change Of Control – Notice To Company, is deleted in its entirety.   (9) For the purpose of the coverage afforded by this Bond, ASSURED shall mean:   (1) the entity or organization listed under NAME OF ASSURED on the Declarations; and   (2) any Subsidiary of such entity or organization.   (10) Section 1., Definitions, of the Conditions and Limitations Section is amended as follows:   A. The term Employee is deleted and replaced with the following:   Employee means:   (1) a duly elected or appointed director, trustee, governor, officer, in-house general counsel, in-house  chief compliance officer, Manager, Partner, or principal of the ASSURED while performing acts  within the scope of the usual duties of an Employee for the ASSURED,   (2) a natural person, other than a natural person in A(1) above, while in the regular service of the  ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through  its payroll system and subject to the United States Internal Revenue Service Form W-2 or  equivalent income reporting plans of other countries, and whom the ASSURED has the right to  control and direct both as to the result to be accomplished and details and means by which such  result is accomplished in the performance of such service,   (3) a guest student pursuing studies or performing duties in any of the ASSURED's premises,   (4) a natural person provided by an employment contractor to perform employee duties for the  ASSURED under the ASSURED's supervision at any of the ASSURED's premises,   (5) an employee of an institution merged or consolidated with the ASSURED prior to the effective date  of this Bond,   (6) an attorney retained by the ASSURED and an employee of such attorney while either is performing  legal services for the ASSURED,   (7) an employee of a fund administrator for the ASSURED while performing fund administration services  for the ASSURED.   Each employer of persons as set forth in (6), and (7), above and the partners, officers and other  employees of such employers shall collectively be deemed to be one person for all the purposes of  the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated  to the ASSURED’S rights of recovery, as stated in Section 11., Subrogation-Assignment-Recovery, of the  CONDITIONS AND LIMITATIONS against any such employer.   B. The term Forgery is deleted and replaced with the following:   Forgery means:   (1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural  person without authorization and with the intent to deceive; or  (2) affixing the name of an organization as an endorsement to a check without authority and with the intent to  deceive;    provided, however, that a signature which consists in whole or in part of one’s own name signed with or  without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a  reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

C. The term Partner is deleted and replaced with the following:   Partner means any general partner, managing general partner, administrative general partner, venture  partner or limited partner of the ASSURED who is also employed by the ASSURED.   D. The term Property is deleted and replaced with the following:   Property means Money, Securities, Initial Transaction Statement, Negotiable Instrument,  Certificate of Deposit, Acceptance, Evidence of Debt, Withdrawal Order, Letter of Credit; insurance  policies; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in  any form; all other instruments similar to or in the nature of the foregoing; and books of accounts and  other records recorded in writing, but not electronic data processing records or media.   Property does not include Electronic Data, Electronic Media, Electronic Instruction, Cryptocurrencies  or any other electronic or digital currency not authorized or adopted by a sovereign government as part of  its currency.   E. The term Subsidiary is deleted and replaced with the following:   Subsidiary means any entity or organization:   (1) of which the ASSURED owns or controls, either directly or through one or more subsidiaries, more  than fifty percent (50%) of the outstanding securities or voting rights representing the present right to  vote for election of directors, or  (2) that is an Investment Holding Company, or  (3) that is a Private Fund    and which exists at the inception of the BOND PERIOD, or which is formed or acquired during the BOND  PERIOD by an existing ASSURED in accordance with GENERAL AGREEMENT C.   Subsidiary does not mean a Portfolio Company.   (11) The following terms are added to Section 1., Definitions, of the Conditions and Limitations section:   A. Command means any:   (1) electronic instruction, including an e-mail, that is delivered through an Electronic Communication  System and that is capable of retention by the recipient at the time of receipt;   (2) telex, TWX or Telefacsimile; or   (3) for purposes of coverage under INSURING CLAUSE 7.B. and 7.C., any Voice Initiated Funds  Transfer Instruction;   provided, however, that solely with respects to INSURING CLAUSE 7.C.(1) and 7.C.(2), for any single  transfer, payment, or delivery of funds exceeding the amount set forth in Paragraph (1), Official  Authorization Threshold, of this Endorsement, the Employee acting on the Command has in fact  obtained an Official Authorization prior to executing upon such Command.   B. Computer System means a device or group of devices and all input, output, processing, storage, off-line  media libraries (including third-party hosted computing services accessed across the internet, including  infrastructure, platform, and software services), communication facilities, including related communications  networks, which are connected directly or indirectly to such a device or group of devices, and which pursuant  to a computer program can perform operations on Electronic Data.   C. Customer means any organization or natural person that:   (1) has an account,   (2) is in the process of opening an account, or   (3) has been informed by, and reasonably believes that, an Employee has opened, or is in the process  of opening, an account on their behalf,   with the ASSURED.

D. Customer’s Capital means Money, Securities, or precious metals owned by a Customer. Customer’s  Capital does not include Cryptocurrencies or any other electronic or digital currency not authorized or  adopted by a sovereign government.   E. Electronic Communication System means any and all services provided by or through:   (1) the facilities of any electronic communication system;   (2) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank  Financial Telecommunication (SWIFT) and similar automated interbank communication systems;   (3) automated teller and point of sale networks, including shared networks for such systems;   (4) an online portal provided by the ASSURED for purposes of accessing a Customer’s account; or   (5) an electronic mailing system hosted by the ASSURED or a third party cloud service provider,   in which the ASSURED participates, allowing the input, output, examination, or transfer of Electronic  Data or electronic instructions from any one computer to the ASSURED’S Computer System or from the  ASSURED’s Computer System to any one computer.   F. Electronic Data means a representation of information, knowledge, facts, concepts or instructions which  are being processed, or have been processed in a computer.   G. Electronic Instruction means computer programs converted to a form usable in a Computer System to  act upon Electronic Data.   H. Electronic Media means the physical components or materials on which Electronic Data is or can be  recorded.   I. Investment Holding Company means any entity, including but not limited to, a corporation, trust, limited  liability company, limited liability partnership, limited partnership, operating partnership, general  partnership or joint venture which:   (1) exists solely to hold equity, debt or debenture securities for, or on behalf of, a Private Fund, and  (2) one or more ASSUREDS have, directly or indirectly, through one or more intermediaries,  Management Control.    Investment Holding Company does not mean a Portfolio Company.   J. Manager means, solely with respect to a limited liability company, such entity’s manager, managing  member, management committee member or member of the Board of Managers.   K. Management Control means:   (1) owning or controlling interests representing more than fifty percent (50%) of the voting, appointment  or designation power for the selection of a majority of: the board of directors of a corporation; the  management committee members of a joint venture; the members of the management board, board  of directors or managers of a limited liability company; the general partner or managing general  partner of a limited partnership; or the functional or foreign equivalent thereof;   (2) having the right, pursuant to the written contract or the bylaws, charter, operating agreement,  partnership agreement or similar documents of an entity, for the selection of a majority of the board of  directors of a corporation; the management committee members of a joint venture; the members of  the management board, board of directors or managers of a limited liability company; the general  partner or managing general partner of a limited partnership; or the functional or foreign equivalent  thereof;   (3) owning or controlling more than fifty percent (50%) of the outstanding securities, membership units,  partnership units or the equivalent thereof; or  (4) having the rights and obligations, directly or indirectly, to direct or cause the direction of the  management and policies of an entity for the benefit of an ASSURED, including, but not limited to, a  Private Fund, whether through ownership, by contract or other agreement.

L. Official Authorization means a valid handwritten signature of at least two Employees, or an electronic  record of entry and approval into a wire transfer system, accounting system, or similar system which is  capable of maintaining and reproducing an audit trail which demonstrates that at least two Employees  approved a transaction within their authority. A Forgery is not an Official Authorization. Official  Authorization shall not include a typed name in any form (including but not limited to e-mail, letterhead or  pre-printed material), but shall include electronic reproductions of handwritten signatures in any form.   M. Original means the first rendering or archetype and does not include photocopies or electronic  transmissions even if received and printed.   N. Portfolio Company means any entity in which one or more Investment Holding Companies or Private  Funds own or control equity securities, outstanding debt or debentures and which:   (1) produces, sells or leases tangible products to others, or intends to produce, sell or lease tangible  products to others,   (2) provides or intends to provide services to others, or   (3) owns, leases or intends to own or lease mineral rights or any similar rights.   O. Private Fund means any pooled investment vehicle exempted from registration under the Investment  Company Act of 1940 of which an ASSURED has Management Control.   P. Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals  over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals  and printing such facsimile on a tangible medium.   Q. Vendor means any entity or natural person that has provided specialized investment advice or other  goods and services to the ASSURED pursuant to a written agreement. However, Vendor does not  include any Customer, custodian, broker/dealer, administrator, property manager, counter-party, financial  institution or any similar entity.   R. Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer  to another financial institution of funds in a Customer's account and which are   (1) made over a telecommunications device, and   (2) directed to those natural persons specifically authorized to receive such instructions by such a  telecommunications device.   S. Written means expressed through letters or marks placed upon paper and visible to the eye.   (12) Section 2., General Exclusions g. and j. of the Conditions and Limitations, are deleted and replaced with the  following:   g. loss resulting from indirect or consequential loss of any nature, provided, however, that this Section 2.g.  shall not apply to INSURING CLAUSE 7.D.;   j. loss of confidential information, material or data, including, but not limited to fees, costs, fines, penalties  or any other expenses incurred by an ASSURED which result, directly or indirectly, from the access to or  disclosure of another entity or person’s confidential or personal information (including but not limited to,  patents, trade secrets, processing methods, customer lists, financial information, credit card information,  health information or any similar type of nonpublic information) provided, however, this Section 2.j. shall  not apply when such information, material or data is used to support or facilitate the commission of an act  otherwise covered by this bond.   (13) Section 2., General Exclusion m. of the Conditions and Limitations is deleted in its entirety.   (14) Section 2., General Exclusions is amended to include the following:   o. loss resulting directly or indirectly from a modification, damage, destruction, deletion, or corruption of  Electronic Data, Electronic Media, or Electronic Instruction, provided, however, that this Section 2.o.  shall not apply to INSURING CLAUSE 7.A.;   p. loss resulting directly or indirectly from a threat or a series of threats:

(1) to gain unauthorized access to the ASSURED’s Computer System and sell or disclose confidential  information stored within the ASSURED’s Computer System;  (2) to modify, damage, destroy, delete or corrupt the ASSURED’s Electronic Data or the ASSURED’s  Electronic Instruction while stored within the ASSURED’s Computer System, provided, however,  that this Section 2.p.(2) shall not apply to INSURING CLAUSE 7.E.;    q. costs or expenses incurred by the ASSURED to replace, restore, recreate, recollect or recover Electronic  Data, Electronic Media, Electronic Instruction;   r. costs or expenses incurred to identify or remediate software program errors or vulnerabilities, or costs to  update, replace, restore, upgrade, maintain, or improve a Computer System;   s. costs or expenses of any independent forensic analysts or network security consultants engaged to  investigate or assess any actual or alleged threat, provided, however, that this Section 2.s. shall not apply  to INSURING CLAUSE 7.D.;   t. loss resulting directly or indirectly from any Command, provided, however, that this Section 2.t. shall not  apply to INSURING CLAUSE 7.B. and 7.C.   (15) Section 3., Specific Exclusions a., b, i., and j., of the Conditions and Limitations are deleted and replaced with  the following:   a. loss caused by an Employee provided, however, this Section 3.a. shall not apply to loss:   (1) covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious  unexplainable disappearance, or damage or destruction of Property; or   (2) covered under INSURING CLAUSE 7.B.(1), 7.C.(1) or 7.C.(2);   b. loss caused through the surrender of a ransom or extortion payment away from the ASSURED’s  premises as a result of a threat:   (1) to do bodily harm to any person, except loss of Property in transit in the custody of any natural  person acting as messenger of the ASSURED, provided that when such transit was initiated there  was no knowledge by the ASSURED of any such threat; or   (2) to do damage to the premises or Property of the ASSURED;   provided, however, that this Section 3.b. shall not apply to INSURING CLAUSE 7.E.;   i. loss resulting from entries or changes made by a natural person with authorized access to the  ASSURED’S Computer System who acts in good faith on instructions, unless such instructions are given  to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to  design, develop, prepare, supply service, write or implement programs for the ASSURED’s Computer  System, provided, however, that this Section 3. i. shall not apply to INSURING CLAUSE 7;   j. loss resulting directly or indirectly from instructions issued by a Customer of the ASSURED to the  ASSURED when such instructions are made, sent or originated by a natural person authorized by the  Customer to make, send or originate such instructions;   (16) Section 4., Specific Exclusion b. of the Conditions and Limitations is deleted and replaced with the following:   b. loss resulting from forgery or any alteration provided, however, this Section 4.b. shall not apply to  INSURING CLAUSE 7;   (17) Solely with respect to INSURING CLAUSE 7., this bond does not directly or indirectly cover:   a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have  attached to the ASSURED even in the absence of such agreement;  b. loss resulting directly or indirectly from written instructions or advice other than a Command;  c. loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities,  documents or written instruments used as a source documentation in the preparation of Electronic Data;

d. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear and tear,  gradual deterioration, electrical disturbance, Electronic Media failure or breakdown, any malfunction or  error in programming, or error or omission in processing; or  e. solely with respects to INSURING CLAUSE 7.C.(1) and 7.C.(2), loss due to any investment in Securities,  or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or  not such investment is genuine.    (18) Solely with respect to INSURING CLAUSE 7., in event of a loss covered under this Bond and also covered  under any other valid bond(s)/policy(ies) issued by the COMPANY or a parent, subsidiary or affiliate of the  COMPANY to the ASSURED or a Subsidiary, the SINGLE LOSS LIMIT OF LIABILITY under this Bond shall  be reduced by any payment under any other such valid bond(s)/policy(ies) and only the remainder, if any,  shall be applicable to such loss hereunder.   (19) The following paragraph is added to Section 7., Notice To Company – Proof- Legal Proceedings Against  Company:   f. Proof of loss involving INSURING CLAUSE 7 shall include a copy of any electronic record or message, or  a copy of any telex, TWX or Telefacsimile message, or a recording or log of any instructions given by  voice over the telephone or internet, when the ASSURED has maintained such recording or log, provided,  however, that with respects to INSURING CLAUSE 7.C.(1) and 7.C.(2), With Official Authorization,  proof of loss shall include a copy of the Official Authorization.    (20) Section 13., Termination, is amended to include the following:   Notwithstanding anything to the contrary, this Bond terminates as to any Employee only when a Manager or  principal of the ASSURED, not acting in collusion with such Employee, discovers that such Employee  committed a dishonest act of a type covered under this Bond at any time, whether in the employment of the  ASSURED or otherwise, and whether against the ASSURED or any other person or entity. Provided however  that, termination as to any Employee shall not apply to an Employee of an ASSURED that is located in New  York, who is convicted of a fraudulent or dishonest act prior to becoming employed by the ASSURED, and for  which the ASSURED made a determination to hire or retain such Employee utilizing the factors set forth in  Correction Law Article 23-A.   (21) The following Section is added to the Conditions and Limitations section:   18. Covered Property   This bond shall apply to loss of Property:   a. owned by the ASSURED;  b. held by the ASSURED in any capacity; or  c. for which the ASSURED is legally liable.    The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and  conditions of coverage.   All other terms, conditions and limitations of this Policy shall remain unchanged.         Authorized Representative

             IMPORTANT NOTICE TO POLICYHOLDERS      All of the members of the Chubb Group of Insurance companies doing business in the United  States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents  (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on  US insurance transactions is available under the Producer Compensation link located at the bottom of the  page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your  producer.   Thank you for choosing Chubb.

Exhibit B

CERTIFICATE OF THE SECRETARY OF GARRISON CAPITAL INC.

CERTIFYING RESOLUTIONS APPROVING

THE JOINT FIDELITY BOND

THE UNDERSIGNED, the duly appointed Secretary of Garrison Capital Inc., a Delaware corporation (the “Company”), an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), does hereby certify that the resolutions set forth below were approved by the Board of Directors of the Company (the “Board of Directors”), including a majority of the directors who are not “interested persons”, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”), of the Company, on July 30, 2019 at a meeting of the Board of Directors:

RESOLVED, that the Board of Directors, including a majority of the Independent Directors voting separately, hereby approves the inclusion of the Company as an insured under the fidelity bond (the “Bond”) of Garrison Investment Group LP (“Garrison Investment Group”) (each of Garrison Investment Group, the Company and each other insured under the Bond, an “Insured”), issued by Federal Insurance Company or another nationally recognized insurer and having an aggregate coverage of $10 million, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time and containing such provisions as may be required by the 1940 Act and the rules promulgated thereunder;

FURTHER RESOLVED, that the Bond is hereby approved after consideration of all factors deemed relevant by the Board of Directors, including the Independent Directors, including the amount of such Bond, the expected value of the assets of the Company to which any person covered under such Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets and the nature of the securities in the Company’s portfolio;

FURTHER RESOLVED, that after having given due consideration to, among other things, the number of other parties insured under such Bond, the nature of the business activities of those other parties, the amount of such Bond and the extent to which the share of the premium allocated to the Company under such Bond is less than the premium the Company would have had to pay had it maintained a single insured Bond, the Board of Directors, including a majority of the Independent Directors voting separately, hereby re-approves the share of the premium to be allocated to each Insured for such Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond coverage had been purchased separately;

FURTHER RESOLVED, that the officers of the Company (each, an “Authorized Officer”) be, and each hereby is, authorized to obtain such Bond, in substantially the form presented at the meeting, with the other named Insureds under such Bond providing that, in the event that any recovery is received under such Bond as a result of a loss sustained by the Company and also by one or more of the other named Insureds, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that all actions taken by the Authorized Officers in connection with the foregoing resolutions are hereby ratified, approved and confirmed in all respects.

IN WITNESS WHEREOF, I have hereunto set my hand as such officer of the Company this 21st day of August 2019.

By:	/s/ Matthew Lambert
Name:	Matthew Lambert
Title:	Secretary

Exhibit C

JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT effective as of August 7, 2017, by and among Garrison Capital Inc. (the “Company”), a Delaware corporation, and Garrison Investment Group LP (“Garrison Investment Group”), a Delaware limited partnership, on behalf of itself and each of the other parties that may from time to time be names as insureds on the Bond (as defined below) for which it serves as investment manager or investment adviser (collectively, the “Other Insureds”).

WITNESSETH:

WHEREAS, the Company, Garrison Investment Group and Other Insureds are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a bond issued by Federal Insurance Company (the “Bond”);

WHEREAS, the Company is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), under which the Company is a named insured; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them;

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1.           Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata according to the relative premium that such Insured would pay for separate fidelity bond coverage.

2.           In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, which shall be an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3.           Each party shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4.           This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without written consent of the other party.

5.           This Agreement may be amended by the parties hereto only if such amendment is approved by the board of directors of the Company and such amendment is set forth in a written instrument executed by each of the parties hereto.

6.           This Agreement shall be construed in accordance with the laws of the State of New York.

7.           This Agreement supersedes any other agreement between or among any of the parties hereto related to the subject matter hereof.

 This agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

GARRISON CAPITAL INC.

By:	/s/ Michael Butler
Name:	Michael Butler
Title:	Secretary

GARRISON INVESTMENT GROUP LP, on its own behalf and on behalf of the Other Insureds

By:	GIG GP LLC, its general partner

By:	/s/ Michael Butler
Name:	Michael Butler
Title:	Secretary

[Signature Page to Joint Fidelity Bond Agreement]